Allianz Life Insurance Company of North America         [allianz Logo]
STEWART GREGG

Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone: 763-765-2913
Telefax: 763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

April 24, 2009

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:  Allianz Life Insurance Company of North America
     Allianz Life Variable Account B
     Post Effective Amendment No. 16 to Registration Statement Nos. 333-139701 and 811-05618
     Post Effective Amendment No. 9 to Registration Statement Nos. 333-145866 and 811-05618

     Allianz Life Insurance Company of New York
     Allianz Life Variable Account C
     Post Effective Amendment No. 11 to Registration Statement Nos. 333-143195 and 811-05716

Dear Ms. Samuel:

On April 23, 2009 the above-referenced post-effective amendments were filed via Edgar to reflect a change in the acceleration of the effective dates from April 27, 2009 to May 1, 2009. We are hereby requesting withdrawal of the above mentioned filings under form type AW pursuant to Rule 477 and are requesting acceleration of the effective date for each Registration to May 1, 2009.

The Company acknowledges that the staff's review does not foreclose the Commission from taking any action with respect to the filing. The action of the staff in reviewing the filing does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America and
Allianz Life Insurance Company of New York

By:  /s/ Stewart Gregg

     ---------------------------------
    Stewart D. Gregg

Allianz Life Financial Services, LLC                             [Allianz Logo]
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

STEWART GREGG
Vice President

Telephone:  763-765-2913
Telefax: 763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

April 24, 2009

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:  Allianz Life Insurance Company of North America
     Allianz Life Variable Account B
     Post Effective Amendment No. 16 to Registration Statement Nos. 333-139701 and 811-05618
     Post Effective Amendment No. 9 to Registration Statement Nos. 333-145866 and 811-05618

     Allianz Life Insurance Company of New York
     Allianz Life Variable Account C
     Post Effective Amendment No. 11 to Registration Statement Nos. 333-143195 and 811-05716

Dear Ms. Samuel:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrants, joins the Registrants in their request to change the effective date requested from April 27, 2009 to May 1, 2009.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC


/s/ Stewart Gregg

---------------------------------------
Stewart D. Gregg
Vice President